

August 7, 2023

Zaichang Ye
Chief Executive Officer and Director
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
PRC

> **Re: SunCar Technology Group Inc.**
> **Registration Statement on Form F-1**
> **Filed July 24, 2023**
> **File No. 333-273391**

Dear Zaichang Ye:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 24, 2023

Cover Page

1. We note your disclosure on page 5 of your registration statement on Form F-4 (File No. 333-269295), declared effective on March 30, 2023, that "[o]n November 23, 2022, 4,004,387 GBRG Ordinary Shares were redeemed," thereby indicating that you have 1,745,613 public shares currently outstanding, assuming that there were no additional redemptions in connection with the consummation of the business combination. We also note that the 3,050,000 shares being registered by this registration statement will therefore constitute a considerable percentage of your public float. Revise your disclosure to highlight the significant negative impact sales of shares on this registration statement

could have on the public trading price of your Class A Ordinary Shares, and also revise your risk factor on page 42 entitled "Future sales or perceived sales . . . " so as to address this risk. To the extent that shareholders redeemed any additional amount of the 1,745,613 remaining public shares prior to the consummation of the business combination, revise to also state as much, to provide investors with a complete picture of the potential impact of future sales on your public trading price.

Risk Factors

"The issuances of additional our Class A Ordinary Shares under the GEM Agreement and the GEM Warrant may result in dilution . . . ", page 43

2.   We your disclosure that you "are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for our Class A Ordinary Shares at a price equal to 90% of the average closing bid price of our Class A Ordinary Share on Nasdaq for a 30 day period . . . ." To provide investors with additional context regarding a scenario in which you exercise your option in the near future, please estimate the purchase price per share by using recent trading prices as a proxy for the "average closing bid price" referenced in your disclosure. Please also disclose that the GEM Investor may experience a potential profit compared to other public investors due to the commitment arrangement that they entered into in connection with the business combination, and disclose that they may be incentivized to sell their shares when your public investors are not. Make changes, as applicable, throughout your registration statement on Form F-1 (File No. 333-273286), filed July 17, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

3.   We note the disclosure in Goldenbridge Acquisition Limited's Current Report on Form 8-K filed May 12, 2023 that refers to the "projections for SunCar for the years ending December 31, 2022 through December 31, 2026," and that "SunCar's management has indicated that it is not able to meet its original projections for 2022." Please update your disclosure in your Liquidity and Capital Resources section, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

4.   In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from exercises of the warrants if the warrants are either out of the money or exercised on a cashless basis, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen